EXHIBIT 99.1

Skeena Gold & Silver Confirms Eskay Creek Reaches 49% Completion & Provides Project Update; Initial Production Remains on Schedule for Q2 2027

VANCOUVER, British Columbia, March 31, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to provide an update on the advancement of its 100% owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”) in Northwest British Columbia. Since commencing development activities in December 2024, the Company has achieved notable progress advancing Eskay Creek. As of February 28, 2026, the Project was 49% complete, with 66% of total project costs now contractually committed. Initial production at Eskay Creek remains on schedule, targeted for the second quarter of 2027 and commercial production expected in the third quarter.

Randy Reichert, President & Chief Executive Officer of Skeena, commented, “Our strategy of initiating development activities well ahead of final permit receipt has delivered meaningful value for our shareholders. By acting early, we reduced project timeline risk and minimized inflationary impacts across key scopes by securing procurement contracts earlier. Having completed the permitting process and reaching the midway mark on construction, we felt it was important to provide a project update and show how far the project has advanced.”

Updated Construction Cost Estimate

Following receipt of the Environmental Assessment Certificate (“EA”) and joint provincial permits (see news release dated February 3, 2026), Skeena completed a comprehensive review of the permit conditions and the Project’s construction cost estimate. The Updated 2026 Construction Budget now incorporates final permit conditions, updated Impact Benefit Agreement (“IBA”) commitments, inflationary impacts, and learnings from early-stage construction, resulting in a more current and reliable estimate of the Project’s overall cost requirements. All references to dollars ($) in this news release are in United States (“US”) dollars.

The project cost outlined in the 2023 Definitive Feasibility Study (“DFS”) was US$560 million1. The updated cost estimate for the Project is US$659 million2, both estimates are inclusive of approximately US$35 million in cost contingency. This represents an increase of US$99 million as compared to the 2023 DFS estimate.

The revised estimate incorporates updated project scope, engineering refinement, permitting conditions, IBA commitments, and project sanction/completion timing adjustments. The estimate also incorporates the use of leasing arrangements for portions of certain infrastructure, including the water treatment plant, high-voltage electrical infrastructure, and camp facilities, which have reduced the upfront construction cost requirements by approximately US$94 million.

Comprehensive reviews undertaken by the Project team, together with independent third-party consultants, continue to support the development schedule. In tandem with the updated 2026 construction budget, the project remains on schedule, with initial production targeted for Q2 2027 followed by commercial production in the third quarter.

Prior to receipt of final permits, and in anticipation of major construction activities, Skeena strategically advanced and de-risked the Project throughout 2024 and 2025. As a result, as of December 31, 2025, the Company had invested approximately US$305 million in development expenditures and meaningfully progressed key construction scopes. As of December 31, 2025, the remaining development expenditures required to achieve initial production are estimated at US$354 million (net of planned US$94 million leasing arrangements), representing peak construction spending in 2026 of approximately US$291 million, with the balance of US$63 million expected to be incurred in 2027 as the Project transitions into commissioning.

Major construction highlights are summarized below, as of February 28, 2026.

Area	Status	Progress as of February 28, 2026
Process Plant Detailed Engineering	On Schedule	92% complete and fully in support of construction activities; forecast to finish in April 2026.
Procurement	On Schedule	88% of costs committed, with fabrication and receipt of key equipment and materials fully in support of construction activities.
Process Plant Construction	On Schedule	46% complete, with the concentrator building and critical path concrete now complete. Mechanical installation has now commenced and is proceeding per schedule.
Initial Large Mining Equipment	Completed	Mobilization and commissioning of initial large mining equipment to support larger scale mining in the open pit was completed in H1 2025.
Open Pit Mining	On Schedule	Mining activities advanced in both 2024 and 2025 supporting pre-strip material movement for orebody access and production of material for construction purposes. Material mined to date totals 3 million tonnes.
Electrical Infrastructure Construction	On Schedule	Progressing per plan, with tap-in to the BC Hydro grid complete, earthworks and concrete complete at the Volcano Creek substation, and approximately 50% of the overhead power line to site complete.
Water Treatment & Management Construction	On Schedule	Significant progress of water management infrastructure, including installation and dry commissioning complete for the Stage 1 Water Treatment Plant. Excavation of MRSA Water Collection Pond was completed late 2025.
Permanent Camp Construction	On Schedule	Cleared and mass earthworks complete, with fabrication well advanced, utilities installation in progress, and full occupancy on track for July 2026.
Tailings Facility Construction (“TMSF”)	On Schedule	Initial haul road access to the tailings facility was completed in H2 2025 to support 2026 dam construction.
Assay Lab Construction	Completed	Construction and commissioning of the on-site Assay Lab was completed in 2024. The Assay Lab has now been operating successfully on site for 2 years.
Process Plant Pad Mass Earthworks	Completed	Completed late 2024.
Access Road Bridge Replacements	Completed	Both required bridge replacements on the mine access road were completed in H1 2025.

Below is a summary of the main items contributing to the increase in the updated project cost estimate:

  General cost escalation reflecting inflationary pressures across labour, materials, and construction services.
  In 2024 and 2025, the BC water discharge standards were changed and certain elemental limits were reduced to the lowest levels in the world. In addition, through Tahltan participation in the environmental assessment process, Tahltan values were incorporated into the site requirements. Enhanced water management and treatment infrastructure was required to meet final EA approval conditions and updated regulatory standards, including incorporation of environmental protection measures and community values identified through the assessment process.
  Optimization of the permanent camp location to accommodate the ultimate Tailings Storage Facility configuration, resulting in associated design adjustments and site development costs.
  Operational design enhancements implemented following the DFS to improve reliability, safety, and winter operating conditions, including:
    Structural improvements to the mill building to improve snow management and operational safety
    Conversion from a crushed ore storage bin to a covered conical stockpile to reduce freezing risk and improve material handling reliability
    Improvements to concentrate dewatering capacity, including thickener sizing and filter configuration
    Improvements to plant HVAC and dust control systems
  Updated pricing and scope refinement for high-voltage electrical infrastructure and the Volcano Creek substation following detailed engineering and procurement, reflecting global demand for electrical equipment and additional earthworks requirements.
  Additional procurement and contracting costs associated with community participation and partnership commitments under the project’s Impact Benefit Agreement
  Schedule extension of approximately six months to align construction sequencing with final permitting approvals. For greater certainty, this extension was already incorporated in the updated project timelines disclosed in the Company’s news release dated June 25, 2024 on project financing.

Remaining Construction Scopes

Below is a summary of the remaining construction activities that are required to commence pre-production:

  Continuance of open pit mining to produce construction rock and, in Q4, commence ore mining and stockpiling
  Widening of haul road to TMSF to support future dam construction and sub-aqueous PAG deposition
  Completion of the stage 1 TMSF dam to enable future tailings deposition
  Continuance of water management infrastructure including ponds and diversions, and completion of the first and second stage of the water treatment plants
  Substantial completion of construction activities in the processing facilities
  Mechanical completion testing and pre-commissioning activities in the processing facilities
  Completion of construction of the Volcano Creek substation, 69 kV overhead power line to site, and Eskay Creek substation
  Energization of processing facilities, water treatment plant, and other key facilities with permanent grid power
  Completion of construction of the permanent camp

About Skeena

Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Qualified Persons

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Andrew Osterloh, P.Eng., Vice President of Project Engineering & Construction for Skeena Gold + Silver is the Qualified Person for the Company and has validated and approved the technical information contained in this news release.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Examples of forward-looking information in this news release include, without limitation: the timing of initial production at the Eskay Creek Project, including the expectation that initial production will commence in the second quarter of 2027; the expectation that commercial production will be achieved by mid-2027; the Company’s expectations regarding the Project schedule, construction sequencing, and the anticipated timing of key milestones; the updated Project cost estimate, including assumptions regarding leasing arrangements and pre-production mining expenditures; the expected remaining construction expenditures, including the expected timing of spend; the anticipated timing and scope of planned construction and development activities, including mining, water management infrastructure, tailings facility development, electrical infrastructure installation, mechanical and piping installation, and camp construction; the anticipated commencement of ore mining and stockpiling in the fourth quarter of 2026; the expected completion of the Stage 1 TMSF dam and related tailings management infrastructure; the expected completion of the first and second stages of the water treatment plants; the anticipated progression and completion of electrical and control system installations, and the planned energization of site facilities with permanent grid power; the Company’s expectations regarding improvements and optimizations to the Project design, processing facilities, plant infrastructure, and water treatment systems; the anticipated impacts of updated regulatory requirements, permitting conditions, and Impact Benefit Agreement commitments on project design, costs, and scheduling; the expected benefits of early development activities undertaken in 2024 and 2025 to reduce project risk and enhance schedule certainty; the Company’s expectations regarding project execution, progress alignment with the construction schedule, and procurement commitments; the anticipated impacts of inflationary pressures, market conditions, and global demand for equipment on the Project’s costs and construction timelines; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project costs and operating costs, sustaining costs, results of test work and studies, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 24, 2026. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather, expectations regarding the continued validity of the Project’s permits and environmental assessment certificate, as well as potential outcomes of any related current or future legal challenges and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2025, its most recently filed interim MD&A, the AIF dated March 24, 2026 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

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1 Previously disclosed Canadian dollar figures from 2023 DFS include the initial CAPEX of C$713 million and the accelerated pre-production mining cost of C$43 million for a total initial cost requirement of C$756 million (US$560 million at a 2023 exchange rate of 1.35 CAD to 1 USD).
2 All figures from the 2026 updated project cost estimate assume an exchange rate of 1.38 CAD to 1 USD.